Part II, Item 7(a): Protection of Confidential Trading Information

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)? Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Protection of CODA Markets Confidential Trading Information:

CODA considers Subscribers' confidential trading information to be Participant activity and execution data from their interaction with and usage of the ATS and other CODA services discussed throughout this Form.

 "Confidential trading information" is deemed to include:
1)   Subscriber order and conditional liquidity detail (conditional liquidity refers to conditional interests and inbound IOIs collectively, both of which are discussed individually in detail in Part III, Item 7(a)), including the Liquidity Profile tier (if any) assigned to a Subscriber order that initiates an auction in the CODA ATS, as discussed in detail in Part III, Item 13(a);
2)   Subscriber execution detail;
3)   Individual Subscriber order and execution statistics;
4)   FIX messages sent to CODA from Subscribers;
5)   FIX messages sent from CODA to Subscribers; and
6)   LPRC queries.

Access to confidential trading information may be in real-time (via the ATS system directly) or post-trade (via other systems/ tools or stored data) or both. Access to real-time confidential trading information is the most sensitive and restricted.

Employees are authorized to access confidential trading information when it is necessary to support CODA Markets':

1)   Operations;
2)   Subscriber support;
3)   Business and technological development and support;
4)   Systemic testing; and
5)   Regulatory reviews, testing, investigations, surveillances, and reporting.

Access to real-time confidential trading information is strictly prohibited for any personnel, including personnel of parent or one or more affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a subscriber or other trading entity.

As described in Part III, Item 16(b), FLARE is CODA's outbound router. In addition to public market data, FLARE uses certain Subscriber confidential trading information in order to route and execute individual FLARE-eligible orders at CODA and away markets, including extended hours order entry and execution, as described in Part III, Item 4(a).

Three types of Subscriber confidential trading information are used in connection with the FLARE order routing services:

1)   In order to route FLARE-eligible orders, FLARE has access to and uses the order detail found in the FIX message sent to CODA. For example, FLARE uses the price or effective price on an order to determine the order's marketability. FLARE can then use the order's marketability to determine the routing logic for that order.

2)   Execution data specific to the order being executed can be used by FLARE when an order remains live and partially executed. For example, FLARE can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both CODA and away markets.

3)   As part of its smart order routing functionality, FLARE is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. For example, if FLARE previously routed portions of a certain 2,000 share parent order ("parent_order_1"), 1,000 to Venue A in child_order_a and 1,000 to Venue B in child_order_b, and received a complete fill at Venue A and no fill at Venue B, in an effort to increase the likelihood of a fill and improve overall execution performance for future orders, when the FLARE smart order router receives future parent orders that have similar characteristics to parent_order_1 it will use the execution information from parent_order_1, including child_order_a and child_order_b, to determine where to route child orders for that parent. FLARE's smart order router does not have access to any information regarding live orders or conditional liquidity resting in CODA, nor does FLARE have access to unfilled or cancelled orders, or conditional liquidity that was previously live and resting in CODA.

Aside from using historical execution information for regular maintenance and smart order routing optimization, employees are not authorized to use CODA confidential trading information for purposes of operating FLARE.

Personal Trading Accounts:

Employees are required to obtain compliance approval prior to establishing brokerage accounts. Annually, each employee must attest in writing that they have disclosed to CODA Markets Compliance all their brokerage accounts and they understand and will abide by CODA Markets' personal trading policies. At least quarterly, for each disclosed account, the CODA Markets Compliance Department reviews the trading activity and money movements for insider trading, compliance with CODA Markets policies and anti-money laundering laws.

CODA Markets and ACS Global Holdings, LLC prohibit all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Upon hire and annually thereafter, each employee is required to read and attest to understanding and abiding to CODA Markets' Insider Trading and Personal

Securities Transactions/Prevention of Misuse of Non-Public Information Policies and Procedures. Distribution and collection of the attestations are handled by CODA Markets Compliance Department.

It is the policy of CODA Markets and its affiliates, ACS Execution Services, LLC and Comhar Capital Markets, LLC, that employees of CODA Markets and its affiliates shall not direct any trading activity for their own accounts to CODA.

Internal Systems Access:

CODA Markets, AFS and GLP maintain secured access to both physical and non-physical assets. Physical access to servers and related infrastructure is limited to key personnel both at the datacenters and at the main office with a combination of keypad and/or fingerprint scanners. Physical access to desktop terminals is restricted to authorized individuals by physical key and/or electronic locks to gain access to the buildings. Additional keypad access is required to gain access to sensitive / restricted areas within the buildings. Non-physical access to servers / desktops is limited to authorized individuals maintaining active passwords in accordance with leading industry password policy practices. Failure to maintain an active password in accordance with leading industry password policy practices results in revoked access to non-physical assets.

Access changes are initiated with a written request to the network administrator (e.g., email, Slack, Jira ticket), including the business justification for new access or increased entitlements. This includes new access for new or transferring personnel, new access or increased entitlements for existing personnel, access removal or downgrade for existing personnel, suspensions of access, and removal of access for terminated employees.

Prior to the network administrator granting access to any CODA ATS system, including any system containing real-time or post-trade confidential trading information, the department head must have made or approved the request and confirm that the request has been reviewed with no objections by CODA Compliance. Consideration must be given as to whether a user requires real-time access when such access is being requested or if such user could effectively perform necessary functions with post-trade access. CODA Compliance will raise any questions or concerns prior to the systems access request being granted.

Third-Party System Access:

CODA provides post-trade confidential trading information to certain third-party software providers to aid it in the operation of its business. As described in greater detail in Part II, Item 7(d), these third-party software providers provide services that includes, but are not limited to, vendor services for best execution reporting, books and record retention, electronic communications, trade surveillance, and compliance software.

Vendors with access to confidential trading information are subject to a risk due diligence process, including information and cybersecurity risk assessment prior to onboarding and periodically thereafter.

An internal business owner(s) or administrator(s) is assigned to each third-party product in order to manage authorized users on behalf of CODA. Access requests are initiated with a written request to an internal business owner or administrator (e.g., email, Slack, Jira ticket), including the business justification for the new access or increased entitlements.

Electronic Files:

CODA Markets utilizes electronic file storage systems for business records, documents, user files and folders, etc. Based upon the use case, the storage system may be cloud based, local, or a hybrid. CODA Markets may save files with confidential trading information (such as compliance T+1 exception reports) on such a system. If so, access to the files will be limited to CODA Markets personnel who are authorized to access confidential trading information.

In some cases, CODA Markets may be receiving confidential trading information from a third party (such as Apex as part of Apex hosting the ATS system) or sending confidential trading information to a party (such as a Subscriber at the Subscriber's request). In those cases, an encrypted mechanism such as SFTP will be used unless the owner of the confidential trading information (such as the Subscriber) requests an alternative mechanism.

Avoiding Conflicts of Interest:

In order to prevent the misuse of confidential trading information and other potential conflicts of interest, CODA Markets has implemented the following policies and procedures:

Access to real-time confidential trading information is strictly prohibited for any personnel, including personnel of parent and affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a Subscriber or other trading entity.

Everyone with access to confidential trading information is prohibited from accessing and using confidential trading information for any reason other than providing support, business development, and supervision of the ATS.

All employees of CODA Markets and its parent and affiliated broker-dealer entities are required to obtain compliance approval prior to establishing brokerage accounts, and approved accounts are subject to ongoing monitoring by the compliance department of CODA Markets. Annually, each employee must attest in writing that they have disclosed all their brokerage accounts and that they understand and will abide by company personal trading policies.

It is the policy of CODA Markets and its affiliates, ACS Execution Services, LLC and Comhar Capital Markets, LLC, that employees of CODA Markets and its affiliates shall not direct any trading activity for their own accounts to CODA.

CODA Markets provides training to new hires and on an ongoing basis (no less than annually) regarding safeguarding confidential trading information, information barriers, personal trading policies, material non-public information, and information and cyber security.

Responsibilities For Users With Confidential Trading Information Access:

- Protecting confidential trading information from unauthorized and even inadvertent access;

- Remaining familiar with and adhering to information barriers;

- Having confidential trading information access removed or reduced when no longer needed; and

- Reporting breaches of confidential trading information or other issues of non-compliance or potential non-compliance with this policy to CODA Markets' Chief Compliance Officer.

Supervision:

Quarterly, the Head of CODA Markets or qualified designee will:

- Confirm that the Firm's Technology has generated an export of users with access to all systems.

- Confer with department heads, as needed, to confirm whether any systems should be added or removed.

- Ensure that new access changes have been approved and appropriate documentation is maintained.

- Review exports of users who have access to each system and confer with department heads, as needed, whether any personnel should be added or removed.

- Consider deactivation of users with infrequent access unless access is still warranted for such users (reference access logs as needed to identify users with no access within the last 90 days).

- Confirm with business leadership as needed to identify users, as needed, who may have transferred to a different department or assumed a new function and no longer require access to a system or require a lower level of entitlement.

- Document the review as a Jira instance on the compliance dashboard.

Recordkeeping:

The Head of CODA or qualified designee will coordinate with the Firm's Technology and Compliance teams to maintain records of:

- Proprietary and third-party systems, tools, and platforms used to store or access Confidential trading information;

- Appropriate access logs for each system;

- Documentation relating to access requests and changes, including business justifications and approvals; and

- Evidence of quarterly supervisory reviews and audit of confidential trading information access.

CODA Markets requires completion and approval of new hire, terminated employee, and consultant checklists for control of access to Subscriber data, prior to commencement of work with CODA Markets and following termination. Subscriber data includes any confidential trading information as defined above, as well as Subscriber onboarding paperwork, trading reports and other Participant identifying documentation.

Written, documented authorization to access confidential trading information must be provided by a supervisory principal of CODA Markets. A Quarterly review of each employees' and consultants' access to confidential trading information through systems and physical areas of CODA Markets is conducted. Recognized cybersecurity protocols are documented, enforced, and reviewed during periodic cybersecurity meetings.

AFS and GLP personnel who provide services to CODA ATS are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to the CODA ATS. Likewise, the CEO, CCO and FinOp of CODA Markets, as dually registered officers, are prohibited from accessing and using CODA ATS Confidential Trading Information for any reason other than providing support and supervision to CODA ATS.

Part III, Item 9(a): Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Request-for-Trade / Auction Alerts:
CODA MICRO, CODA BLOCK and CODA FUSE, utilize the on-demand, order-initiated auction market structure. CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). An RFT will also include the Liquidity Profile tier for the subject Subscriber and security, as described in Part III, Item 13(a). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Subscribers that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.

RFT/Auction Alerts may be sent via FIX or third-party vendors such as Bloomberg and various OMS/EMS platforms.

The RFT/Auction Alert may be in the form of an IOI FIX message type. IOIs typically contain symbol, side, size and price; however, as previously mentioned, RFTs/Auction Alerts are "symbol-only". For that reason, CODA does not refer to RFTs/Auction Alerts as IOIs other than during FIX messaging discussions.

For detailed information regarding RFTs/Auction Alerts, including what information can be found in a RFT/Auction Alert, please refer to Part III, Item 11 (a) and (c).

Conditional Liquidity (Conditional Interests and Inbound IOIs):
Conditional interests allow Liquidity Seekers to express interest with symbol, side, and size (price is required if Limit order type, but not required if Market or Pegged order type) to provide liquidity to on-demand auctions. Conditional interests reside in the CODA Book. Subscribers can tag conditional interests to receive invites to firm up from one or more auction types. The invite type (based on auction type) is identified in a FIX tag. Invites are generated by a live auction event (discussed in detail in Part III, Item 11(c)). Only firm (non-conditional) orders cause CODA MICRO and CODA BLOCK invites to be sent. Firm orders and other conditional interests cause CODA FUSE invites. Subscribers can tag conditional interests as market, limit or pegged orders. Following receipt of an invite, a Subscriber must send a firm up order to the invite within approximately 28 milliseconds to be eligible for execution. The order type, quantity and price on the firm up may be modified from the conditional interest, but they must comply with the auction types' standard rules (discussed in detail in Part III, Item 11(c)). The reasons a Subscriber would modify their firm up order include a decision by the Subscriber to increase or decrease quantity and/or price. CODA can peg conditional interests and corresponding "firm up" orders to the midpoint of the NBBO by default at the request of the Liquidity Seeker.

Inbound IOIs allow Liquidity Providers to express interest to provide liquidity to CODA FUSE auctions. Inbound IOIs reside in the CODA Book. Inbound IOIs are eligible to receive invites from CODA FUSE auctions, exclusively. The CODA FUSE invite type is identified in the FIX tag. Firm orders and other conditional interests generate CODA FUSE invites. Subscribers can tag Inbound IOIs as limit or pegged. Following receipt of an invite, a Subscriber must send a firm up order to the invite within approximately 1 millisecond to be eligible for execution. Inbound IOI responses that come after 1 millisecond will be rejected. If the Inbound IOI fails to respond it is cancelled. The order type, quantity and price on the firm up may be modified from the Inbound IOI, but they must comply with the CODA FUSE rules (discussed in Part III, Item 11(c)). The reasons a Subscriber would modify their firm up order include a decision by the Subscriber to increase or decrease quantity and/or price.

-In CODA MICRO, conditional interests are deemed a supplemental liquidity source and only trade with residual shares from an auction-initiating order once the auction is complete. Conditional interests showing an executable contra side interest are invited to firm up at that time, based on price / size / time priority, in sequential order. The information in the invite echoes the symbol, side and price from the invited conditional interest. The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional interest, based on the quantity of residual shares from the CODA MICRO initiating order. The process of replacing conditional interests with firm orders, known as a "firm up," introduces latency to the execution process. As such, conditional interests may not be eligible to interact with some liquidity-seeking orders. For example, a Liquidity Seeker may request (opt out) that their CODA MICRO initiating orders do not interact with conditional interests and firm up orders because they do not want to wait up to 28 milliseconds for the conditional Participant to respond with a firm up order. The Liquidity Seeker order is not eligible for interacting with other orders in CODA while CODA waits for the "firm up" order following an invite. Additionally, a latency sensitive FLARE routing strategy may be less effective if subjected to the additional pause of up to 28 milliseconds during the "firm up" process following the initial CODA MICRO pause as detailed in Part III, Item 11 (c).

-CODA FUSE invites to firm up are sent by the CODA system to Participants with conditional interests and/or Inbound IOIs in the CODA Book when a potential match is identified based on available liquidity represented by the liquidity removing order or conditional interest, resting firm orders and other conditional liquidity in the CODA Book at that time. Conditional liquidity showing an executable interest is invited to firm up based on the CODA FUSE volume-weighted pro-rata allocation and matching process (discussed in detail in Part III, Item 11(c)). The information in the invite echoes the symbol, side and price from the invited conditional interest(s) and/or Inbound IOI(s). The size on the invite reflects the requested quantity to be firmed up, which may be less than or equal to the quantity on the invited conditional liquidity, based on the quantity of shares initially allocated during the CODA FUSE allocation and matching process.

-Participants using conditional interests and/or Inbound IOIs in CODA MICRO and/or CODA FUSE are expected to maintain a firm up rate over 80%. CODA Markets monitors daily and monthly firm up rates across all Participants. Unless CODA is aware of a known reason for a monthly firm up rate less than 80% for the previous month, CODA will contact the conditional Participant and request an explanation.   CODA will work with the Participant (i.e., additional testing, review of examples, etc.) to improve the firm up rate. If the conditional Participant fails to improve their firm up rate, CODA reserves the right to disable the Participant's usage of conditional liquidity as discussed in Part III, Item 3(a).

-CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. Eligible conditional interests for CODA BLOCK are conditional interests of at least 1,000 shares. Additionally, Participants can tag conditional interests to opt out of receiving CODA BLOCK invites. The information on the invite echoes the order detail (symbol, side, size, price) from the conditional interest. Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Following receipt of a CODA BLOCK invite, due to the multilateral matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to the terms and conditions of the firm up order, such as limit price, minimum fill quantity or other order instructions. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order following receipt of a CODA BLOCK invite. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction.

By default, conditional interests will attempt to remove liquidity upon receipt using the CODA FUSE auction type (discussed in detail in Part III, Item 11(c)) if CODA identifies an indicative trading opportunity based on the conditional interest and resting orders/conditional liquidity in the CODA Book. Subscribers sending conditionals can customize the handling of their conditional interests through the "Auction Order Handling Configuration Request Form" that is available upon request and on the CODA website (www.codamarkets.com). Available order handling customizations are also listed in Part III, Item 11.c.

By rule, inbound IOIs do not attempt to remove liquidity upon receipt. Inbound IOIs are a participate-only order type.

Part III, Item 11(a): Trading Services; Facilities and Rules

Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

CODA, which is operated by CODA Markets, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, which are discussed individually and in detail below.

As described in Part II, Item 6(a) above, Apex is a software development company that provides certain hardware, software and data assistance to CODA Markets pursuant to the MSA. Apex provides CODA Markets licensed technology and software used to operate CODA. Apex is responsible for the maintenance and continued development of the technology and software. Apex will also provide operational and administrative support to CODA.

All three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, utilize the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause").

Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.

To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker symbol from the initiating Liquidity Seekers' orders. and, if applicable, the Liquidity Profile tier (as described in Part III, Item 13(a)). Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants can receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA FUSE and CODA BLOCK), and/or the duration of the auction type or matching engine logic for the corresponding auction (discussed in detail in Part III, Item 11 (c)). Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format.

RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size based on auction type and as stated below:

-CODA MICRO indicates a minimum response size of 1 share.
-CODA BLOCK indicates a minimum response size of 1,000 shares.
-CODA FUSE indicates a minimum response size of 100 shares, or an amount less than 100 that would satisfy the $5,000 minimum notional value requirement and is calculated based on the midpoint of the NBBO at the time.

Liquidity Seekers can rest orders in the non-displayed CODA Book. To rest orders in the CODA Book, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7. CODA auctions reserve orders from the CODA Book if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the CODA Book are referred to as "resting orders". Conditional interests also reside in the CODA Book. Unlike resting orders where the resting orders can participate in an auction with no further action by the Subscriber, Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9).

Part III, Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

 ☒Yes   ☒☐No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

CODA segments the order flow of Liquidity Seeking Subscribers (that is, a Subscriber when acting as a Liquidity Seeker) in the CODA ATS into distinct Liquidity Profile tiers, based upon characteristics of the marketable orders that each applicable Liquidity Seeking Subscriber has historically submitted, over the prior five trading days, as described below. Only historical orders of a Liquidity Seeking Subscriber that seek liquidity (that is, IOC orders and day orders that seek liquidity) are used in the Liquidity Profile tier computation. Liquidity Profile tiers are Liquidity Seeking Subscriber (by routing pathway, as described below) and security specific. That is, a Liquidity Seeking Subscriber will have a Liquidity Profile tier relating to its order flow in Security A and may have a different Liquidity Profile tier relating to its order flow in Security B. Segmentation is performed at the Subscriber "route" level (which is determined based upon the individual route pathway that a Subscriber requests to route segments of order flow to CODA ATS). A "route pathway" or a "route" is the electronic access point at which a Subscriber enters interest with the Broker-Dealer Operator of the ATS, as requested by that Subscriber. A Subscriber could have one "route" or could have more than one "route", as requested by that Subscriber. Thus, references to order flow evaluated and order flow entered for a Liquidity Seeking Subscriber, and to a Liquidity Profile tier assigned, apply to order flow of the specific route pathway of that Liquidity Seeking Subscriber, if the Liquidity Seeking Subscriber uses more than one route pathway.

Specifically, for each trading week and as of the first trading day of the trading week, Coda evaluates, by security, orders of each applicable Liquidity Seeking Subscriber entered during the prior five trading days. If (a) a Liquidity Seeking Subscriber has not entered orders in the subject security for the prior trading week, (b) if there are not enough orders in a subject security for Coda to evaluate that Liquidity Seeking Subscriber, based upon applicable parameters that Coda applies consistently, or (c) if the Liquidity Seeking Subscriber has requested to be assigned as such (as described in the Response to Part III, Item 13(d) below), the Liquidity Seeking Subscriber will be assigned an initial "Unclassified" Liquidity Profile tier until the next evaluation period (or until the end of the next calendar quarter in the case of (c)). As examples, a Liquidity Seeking Subscriber would be placed in the "Unclassified" Liquidity Profile tier for a particular security if the market for that security was locked or crossed more than a specific percentage of the time during the evaluation period or if the Liquidity Seeking Subscriber entered less than a specific number of orders in the subject security during the evaluation period, applied consistently for all applicable Liquidity Seeking Subscribers.

Once a Liquidity Profile tier is assigned for a specific Liquidity Seeking Subscriber and security, for any subsequent liquidity seeking orders that the Liquidity Seeking Subscriber enters in the subject security during the applicable week, Coda will append the Liquidity Profile tier for the subject security on the Request for Trade "RFT" message that is sent to Liquidity Providing Subscribers for that order. To be clear, only the applicable tier is included on the RFT message and no information identifying the Liquidity Seeking Subscriber is included on the RFT message. For Day orders, when an auction has completed and there are residual shares, the resulting resting order becomes a liquidity provision order (and is no longer a Liquidity Seeking Order) and, as such, the Liquidity Profile tier is no longer applicable and is not included on the liquidity provision order. The Liquidity Profile tier is only included on the RFT message and is not otherwise used to determine a liquidity provider or for any ATS order-matching decisions. The Liquidity Profile tier is included on the RFT message for any auction type (that is, CODA MICRO, CODA BLOCK, or CODA FUSE) and there is no difference in Liquidity Profile tier functionality among any of the three auction types.

Liquidity Profile tiers are calculated (with respect to each Liquidity Seeking Subscriber's historical order flow, as described above) based upon two metrics, the price impact metric and the marketability metric, for both executed and unexecuted orders. The price impact metric is calculated based upon the change in the midpoint price of the subject security (the "mark-out") between the time of receipt of an order and various time durations thereafter. The metric is calculated based upon the weighted average of the mark-out at each applicable time duration, normalized by (that is, as a percentage of) the NBBO spread for the subject security at time of receipt by the Broker-Dealer operator of the ATS. The price impact metric is calculated consistently for all applicable Liquidity Seeking Subscribers and securities. The marketability metric is calculated by determining, when the order is received, a marketability value for each applicable order, ranging from 0 to 1. A marketability value of 0 represents a non-marketable (resting) order (that is, a buy order priced at or below the National Best Bid (NBB) or a sell order priced at or above the National Best Offer (NBO)). A marketability value of 1 represents an immediately executable order (that is, a buy order priced at or above the National Best Offer (NBO) or a sell order priced at or below the National Best Bid (NBB)). A marketability value of 0.5 represents an order priced at the midpoint of the National Best Bid (NBB) and the National Best Offer (NBO). The marketability metric for each order for the subject Liquidity Seeking Subscriber is then averaged on a share-weighted average basis to determine the average marketability score for the Liquidity Seeking Subscriber for the subject security, as described below.

Coda determines a Liquidity Seeking Subscriber's Liquidity Profile Tier by the following process. First, Coda sorts the applicable order flow of each Liquidity Seeking Subscriber by security and evaluates separately the average marketability and average price impact for the orders in that security during the review period. The evaluation for a particular security for that Liquidity Seeking Subscriber is a "liquidity segment." The Firm then evaluates each liquidity segment for that subscriber, determining the cumulative distribution percentage of the marketability and market impact for that subscriber and security in comparison to other Liquidity Seeking Subscribers, and categorizes such distribution percentage based upon the following:

- - Liquidity Profile Tier A1; Marketability Distribution Percentile: High (66%-100%); Market Impact Distribution Percentile: Low (0%-33%)
- - Liquidity Profile Tier A2; Marketability Distribution Percentile: High (66%-100%); Market Impact Distribution Percentile: Medium (33%-66%)
- - Liquidity Profile Tier A3; Marketability Distribution Percentile: High (66%-100%); Market Impact Distribution Percentile: High (66%-100%)
- - Liquidity Profile Tier B1; Marketability Distribution Percentile: Low (0%-66%); Market Impact Distribution Percentile: Low (0%-33%)
- - Liquidity Profile Tier B2; Marketability Distribution Percentile: Low (0%-66%); Market Impact Distribution Percentile: Medium (33%-66%)
- - Liquidity Profile Tier B3; Marketability Distribution Percentile: Low (0%-66%); Market Impact Distribution Percentile: High (66%-100%)
- - Unclassified: Assigned when there is insufficient historical order flow to classify the liquidity segment or when a Liquidity Seeking Subscriber has opted out of classification, all as described above.

Thus, for example, a Liquidity Seeking Subscriber with a high marketability and a low market impact (each as compared to other Liquidity Seeking Subscribers evaluated with respect to the subject security) will be placed in Liquidity Profile tier A1. Conversely, and as a further example, a Liquidity Seeking Subscriber with low marketability and high market impact (each as compared to other Liquidity Seeking Subscribers evaluated with respect to the subject security) will be placed in Liquidity Profile tier B3.
The Liquidity Profile tier can affect order interaction in that a Liquidity Provider can determine whether or not to provide liquidity to a Liquidity Seeking Order based on the Liquidity Profile tier appended to that order.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☐☒Yes   ☐No

If no, identify and explain any differences.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

☐Yes   ☒No

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

☐☒Yes   ☐No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

As described in the response to Item 13a., above, the Liquidity Profile tier for the subject Liquidity Seeking Subscriber for the applicable security is appended to the RFT message for Liquidity Seeking Orders of that Subscriber and in that security. As a result, the Liquidity Profile tier is disclosed to Liquidity Providers receiving the RFT message. As indicated above, only the applicable tier is included on the RFT message and no information identifying the Liquidity Seeking Subscriber is included on the RFT message. There is no method for contesting the inclusion of the Liquidity Profile tier on the RFT message.

Prior to the start of trading on the first trading day of each applicable period, CODA ATS will provide Liquidity Seeking Subscribers electronically with notice of the Liquidity Profile Tier for each applicable route and security. A Liquidity Seeking Subscriber can contact CODA to discuss a particular categorization and in the course of those discussions, CODA may provide that participant with more granular information with respect to the categorization (such as the specific percentage distribution in which the Liquidity Seeking Subscriber was placed with respect to either or both of the two metrics described in Item 13(a) above, relative to other evaluated Liquidity Seeking Subscribers in the subject security). A Liquidity Seeking Subscriber cannot contest the categorization for a particular route pathway or security, but can elect either (a) not to send order flow to CODA ATS during the applicable trading week or (b) to have the particular routing pathway categorized into the "Unclassified" Liquidity Profile tier. If a Liquidity Seeking Subscriber elects to have a routing pathway categorized as Unclassified, such Liquidity Profile tier classification for such routing pathway (i) shall apply as soon as CODA can implement the Liquidity Profile tier change during the subject trading period; (ii) shall continue from the date of the change through the end of the subsequent calendar quarter; and (iii) shall apply for orders in all securities routed for the subject routing pathway. If a Liquidity Seeking Subscriber elects to be classified as "Unclassified" during or immediately before the start of a one-week trading period, CODA will not re-evaluate the percentage distributions or Liquidity Profile tiers of remaining Liquidity Seeking Subscribers during that period. Rather, CODA will re-evaluate Liquidity Profile tiers during the next five-day evaluation period.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

☐☒Yes   ☐No

If no, identify and explain any differences.

Part III, Item 14(a): Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)? If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

CODA MICRO:

Subscribers (both Liquidity Seekers and Liquidity Providers) may elect to not trade with or block any number of specified counterparties in CODA MICRO auctions. Subscribers can identify such counterparties to CODA Markets by name or by reference to their own historical executions. If identified to CODA Markets by name, CODA Markets will not confirm or deny to such identifying Subscriber any active subscriptions of any other Subscribers (unless authorized to do so by the Subscriber being identified), but CODA Markets will satisfy the do-not-trade request if the identified counterparty is a CODA Markets Subscriber. Sponsored Users may also submit a do-not-trade request with proper disclosure to their sponsoring broker Subscriber.   CODA enforces the block at the MPID level. Therefore, if a do-not-trade request is in effect between "Subscriber A" with a MPID of ABCD and "Subscriber B" with a MPID of WXYZ, then any trades that would otherwise occur in CODA MICRO, as discussed throughout this Form between ABCD and WXYZ, will result in a nothing done. Requests may be delivered verbally or in writing by the Subscriber. CODA can process and effect counterparty blocking requests intraday or on a scheduled date. If a trade does not occur due to an active do-not-trade request by a Subscriber, neither the identifying Subscriber nor the identified counterparty will be notified that this was the reason the order was cancelled or for a nothing done.

Two or more Subscribers may request to trade exclusively with each other in CODA MICRO. From the Liquidity Seeker's perspective, its RFT/Auction Alerts will only be sent to the exclusive Liquidity Provider(s) it has designated. From the Liquidity Provider's perspective, it will only receive RFT/Auction Alerts from the exclusive Liquidity Seeker(s) it has designated. The request can be set as a default for the Subscribers, or specified at the session level or on an order-to-order basis. As described previously, CODA Markets will not confirm or deny whether any firm or person is a CODA Subscriber, but Subscribers may disclose their subscription status/participation in CODA to third parties at their discretion, for the purpose of arranging exclusive trading or otherwise.

As previously mentioned, CODA MICRO enforces self-trade prevention at the MPID level. Subscribers cannot opt out of enforcement of self-trade prevention in CODA MICRO.

In addition, and as described in Part III, Item 13, CODA applies Liquidity Profile tiers to orders of Liquidity Seeking Subscribers. Although the CODA ATS does not provide any functionality for this purpose, a Liquidity Provider can engage in behavior akin to counter-party selection by electing not to trade (and/or electing not to provide a response to an RFT message) with a Liquidity

Seeking Subscriber based upon the Liquidity Profile tier transmitted with the order.

CODA BLOCK and CODA FUSE:

Counterparty restriction is not supported in CODA BLOCK and CODA FUSE auctions. However, order type restriction is supported using the "Auction Order Handling Configuration Request Form" (mentioned in Part III, Item 7(a)) and available order handling customizations (discussed in Part III, Item 11(c)).

As previously mentioned, CODA BLOCK and CODA FUSE does not enforce self-trade prevention due to the multilateral auction process (defined in Part III, Item 7 (a)).

All Auction Types:

Each auction type allows for customized order handling (mentioned in Part III, Item 7(a)), which is requested via the "Auction Order Handling Configuration Request Form" (available on the CODA website (www.codamarkets.com)). The customizations available offer the ability to exclude specific types of orders and/or trading interests. For example, a Liquidity Seeker can exclude one or more of the following: conditional interests from CODA MICRO, conditional liquidity from CODA FUSE and Liquidity Provider responses from CODA FUSE. The order handling customization process also allows Liquidity Seekers to prevent their resting orders and conditional interests from participating in one or more auction types. Customized order handling optionality, specific to each auction type, is discussed in further detail in Part III, Item 11(c).